UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment Number 1)*

Guaranty Bancshares, Inc.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
400764106
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400764106
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard W. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 604,500 (1)
	6	SHARED VOTING POWER 51,000 (2)
	7	SOLE DISPOSITIVE POWER 604,500 (1)
	8	SHARED DISPOSITIVE POWER 51,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON IN
(1)
Includes 324,000 shares held through Richard W. Baker Trust, for which Mr. Baker has sole voting/dispositive power.
(2)
Consists of shares owned by the reporting person’s spouse.

Item 1(a). Name of Issuer:

Guaranty Bancshares, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

201 South Jefferson Avenue

Mount Pleasant, Texas 75455

Item 2(a). Name of Person Filing:

Richard W. Baker

Item 2(b). Address of Principal Business Office or, if None, Residence:

2305 County Road 3210

Mt. Pleasant, TX 75455

Item 2(c). Citizenship:

Texas, USA

Item 2(d). Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e). CUSIP Number:

400764106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a) Amount beneficially owned: 655,500 shares of Common Stock

(b) Percent of Class: 5.7%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 605,500

(ii) shared power to vote or direct the vote: 51,000

(iii) sole power to dispose or direct the disposition of: 605,500

(iv) shared power to dispose or direct the disposition of: 51,000

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

_________________________________

Richard W. Baker